March 8, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Re:         TapImmune, Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended June 30, 2010
File No. 000-27239

Dear Mr. Rosenberg:

We have received your letter dated February 23, 2011 providing comments to the Registrant’s most recent Annual Report filed on Form 10-K and the Quarterly Report filed on Form 10-Q for the two quarter ended June 30, 2010.  While we are reviewing your comments and preparing responses thereto, we do not believe that we will be able to complete our responses until March 15, 2011 due to the schedules of our accountants and auditors and our commitment to preparing our audited financial statements for the year ended December 31, 2010 on a timely basis.

If you have any questions with the above or prior to then, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           Sasha Parikh, Staff Accountant
 Don Abbot, Review Accountant